JUGOS DEL Valle ®

02 APR 30 AM 11:36

Exhibit A

JUGOS DEL VALLE, S.A. DE C.V.

April 26th, 2001.

Securities and Exchange Commission
Office of International
Corporate Finance
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02028724

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

SUPPL

Re : Rule 12g3-2(b)
JUGOS DEL VALLE, S.A. DE C.V.
File No. 82-4258

Dear Sir or Madam :

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and comments will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that (Jugos del Valle, S.A. de C .V.) is subject to the Exchange Act.

Very truly yours,

EDUARDO MARINO LOPEZ
FINANCIAL AND OPERATION V.P.

dlw 4/30

Ejército Nacional 904
piso 15, Col. Polanco
11560, México, D.F.
Tel.: 5557 ◦ 9189
Fax: 5557 ◦ 9777

JUGOS DEL VALLE S.A. DE C.V.

Av. Insurgentes 30
Barrio de Texcacoa
54600, Tepotzotlán
Estado de México
Tel.: 5899 ◦ 1000
Fax: 5876 ◦ 0557

Bolsa Mexicana de Valores

Estados Financieros Primer Trimestre 2002

I n g l e s

Abril 25, 2002

COTIZA EN BOLSA MEXICANA DE VALORES

STOCK EXCHANGE CODE: **VALLE** Quarter: **1** Year: **2002**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,279,538**	**100**	**3,245,080**	**100**
2	**CURRENT ASSETS**	**1,532,762**	**47**	**1,438,526**	**44**
3	CASH AND SHORT-TERM INVESTMENTS	246,571	8	294,251	9
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	562,859	17	515,347	16
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	223,110	7	241,487	7
6	INVENTORIES	399,363	12	376,118	12
7	OTHER CURRENT ASSETS	100,859	3	11,323	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,512,248**	**46**	**1,521,075**	**47**
13	PROPERTY	103,981	3	108,068	3
14	MACHINERY AND INDUSTRIAL	1,503,603	46	1,474,363	45
15	OTHER EQUIPMENT	506,829	15	511,227	16
16	ACCUMULATED DEPRECIATION	684,185	21	639,161	20
17	CONSTRUCTION IN PROGRESS	82,020	3	66,578	2
18	**DEFERRED ASSETS (NET)**	**227,200**	**7**	**276,013**	**9**
19	**OTHER ASSETS**	**7,328**	**0**	**9,466**	**0**
20	**TOTAL LIABILITIES**	**1,713,405**	**100**	**1,724,968**	
21	**CURRENT LIABILITIES**	**1,004,191**	**59**	**1,056,765**	**61**
22	SUPPLIERS	517,541	30	450,535	26
23	BANK LOANS	341,577	20	438,994	25
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	28,888	2	20,675	1
26	OTHER CURRENT LIABILITIES	116,185	7	146,561	8
27	**LONG-TERM LIABILITIES**	**425,171**	**25**	**342,759**	**20**
28	BANK LOANS	391,752	23	332,276	19
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	33,419	2	10,483	1
31	**DEFERRED LOANS**	**284,043**	**17**	**325,444**	**19**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,566,133**		100 **1,520,112**	
34	**MINORITY INTEREST**	**8,930**	**1**	**9,023**	**1**
35	**MAJORITY INTEREST**	**1,557,203**	**99**	**1,511,089**	**99**
36	**CONTRIBUTED**	**610,255**	**39**	**610,092**	**40**
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,714	4	57,545	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	297,772	19	297,773	20
39	PREMIUM ON SALES OF SHARES	254,769	16	254,774	17
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**946,948**	**60**	**900,997**	**59**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,123,178	72	1,090,827	72
43	REPURCHASE FUND OF SHARES	79,695	5	78,774	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(307,125)	(20)	(288,513)	(19)
45	NET INCOME FOR THE YEAR	51,200	3	19,909	1

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 1 YEAR: 2002

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**246,571**	**100**	**294,251**	**100**
46	CASH	115,911	47	42,127	14
47	SHORT-TERM INVESTMENTS	130,660	53	252,124	86
18	**DEFERRED ASSETS (NET)**	**227,200**	**100**	**276,013**	
48	AMORTIZED OR REDEEMED EXPENSES	134,796	59	180,488	65
49	GOODWILL	91,978	40	95,056	34
50	DEFERRED TAXES	426	0	469	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,004,191**	**100**	**1,056,765**	
52	FOREING CURRENCY LIABILITIES	226,068	23	291,459	28
53	MEXICAN PESOS LIABILITIES	778,123	77	765,306	72
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**116,185**	**100**	**146,561**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	116,185	100	146,561	100
27	**LONG-TERM LIABILITIES**	**425,171**	**100**	**342,759**	
59	FOREING CURRENCY LIABILITIES	408,082	96	306,721	89
60	MEXICAN PESOS LIABILITIES	17,089	4	36,038	11
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**33,419**	**100**	**10,483**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	33,419	100	10,483	100
31	**DEFERRED LOANS**	**284,043**	**100**	**325,444**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	277,563	98	320,809	99
67	OTHERS	6,480	2	4,635	1
32	**OTHER LIABILITIES**	**0**	**100**	**0**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(307,125)**	**100**	**(288,513)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	(8,303)	(3)	(7,351)	(3)
71	INCOME FROM NON-MONETARY POSITION	(298,822)	(97)	(281,162)	(97)

STOCK EXCHANGE CODE: **VALLE** QUARTER: **1** YEAR: **2002**
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	528,571	381,761
73	PENSIONS FUND AND SENIORITY	2,085	2,014
74	EXECUTIVES (*)	32	26
75	EMPLOYERS (*)	1,833	1,925
76	WORKERS (*)	2,295	2,289
77	CIRCULATION SHARES (*)	58,322,508	58,126,208
78	REPURCHASED SHARES (*)	513,201	709,501

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE: **VALLE** QUARTER: **1** YEAR **2002**
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**970,199**	**100**	**896,731**	**100**
2	COST OF SALES	492,131	51	472,349	53
3	**GROSS INCOME**	**478,068**	**49**	**424,382**	**47**
4	OPERATING	400,770	41	348,497	39
5	**OPERATING**	**77,298**	**8**	**75,885**	**8**
6	TOTAL FINANCING	(2,523)	0	21,405	2
7	**INCOME AFTER FINANCING COST**	**79,821**	**8**	**54,480**	**6**
8	OTHER FINANCIAL OPERATIONS	19,225	2	21,420	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**60,596**	**6**	**33,060**	**4**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	9,563	1	12,703	1
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**51,033**	**5**	**20,357**	**2**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**51,033**	**5**	**20,357**	**2**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**51,033**	**5**	**20,357**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**51,033**	**5**	**20,357**	**2**
19	NET INCOME OF MINORITY INTEREST	(167)		448	0
20	**NET INCOME OF MAJORITY INTEREST**	**51,200**	**5**	**19,909**	**2**

STOCK EXCHANGE CODE: **VALLE** QUARTER: **1** YEAR: **2002**
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**970,199**	**100**	**896,731**	**100**
21	DOMESTIC	788,278	81	751,811	84
22	FOREIGN	181,921	19	144,920	16
23	TRANSLATED INTO DOLLARS (***)	19,853	2	14,776	2
6	**TOTAL FINANCING COST**	**(2,523)**	**100**	**21,405**	**100**
24	INTEREST PAID	12,150	482	35,783	167
25	EXCHANGE LOSSES	0	0	10,486	49
26	INTEREST EARNED	2,170	86	17,513	82
27	EXCHANGE PROFITS	4,200	166	0	0
28	GAIN DUE TO MONETARY POSITION	(8,303)	(329)	(7,351)	(34)
8	**OTHER FINANCIAL OPERATIONS**	**19,225**	**100**	**21,420**	**100**
29	OTHER NET EXPENSES (INCOME) NET	19,225	100	21,420	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**9,563**		**100 12,703**	**100**
32	INCOME TAX	4,871	51	4,938	39
33	DEFERED INCOME TAX	4,533	47	7,765	61
34	WORKERS' PROFIT SHARING	159	2	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,323,925	1,244,710
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	3,628,828	3,335,528
39	OPERATION INCOME (**)	202,141	57,467
40	NET INCOME OF MAYORITY INTEREST(**)	68,238	419,477
41	NET CONSOLIDATED INCOME (**)	67,141	409,249

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**51,033**	**20,357**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	35,625	44,941
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**86,658**	**65,298**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(125,879)	334,498
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(39,221)**	**399,796**
6	CASH FLOW FROM EXTERNAL FINANCING	(43,792)	(117,067)
7	CASH FLOW FROM INTERNAL FINANCING	0	(8)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(43,792)**	**(117,075)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(24,605)**	**(26,731)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(107,618)	255,990
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	354,189	38,261
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	246,571	294,251

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**35,625**	**44,941**
13	DEPRECIATION AND AMORTIZATION FOR THE	35,979	34,434
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(354)	10,507
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(125,879)**	**334,498**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(77,273)	(94,283)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(29,937)	(37,121)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(100,139)	661,886
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	56,376	(113,927)
22	+ (-) INCREASE (DECREASE) IN OTHER	25,094	(82,057)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(43,792)**	**(117,067)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(11,348)	(94,926)
24	+ LONG-TERM BANK AND STOCK MARKET	(35,321)	(22,141)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	2,877	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(8)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	(8)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(24,605)**	**(26,731)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(23,026)	(44,147)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	1,587	10,934
39	+ (-) OTHER ITEMS	(3,166)	6,482

STOCK EXCHANGE CODE: **VALLE** QUARTER: **1** **2002**
JUGOS DEL VALLE, S.A DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	5.26	%	2.27	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	4.38	%	27.76	%
3	NET INCOME TO TOTAL ASSETS (**)	2.05	%	12.61	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	16.27	%	36.11	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.11	times	1.03	times
7	NET SALES TO FIXED ASSETS (**)	2.40	times	2.19	times
8	INVENTORIES ROTATION (**)	4.71	times	4.88	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	45	days	45	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.39	%	20.33	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	52.25	%	53.16	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.09	times	1.13	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	37.01	%	34.68	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	28.12	%	22.53	%
15	OPERATING INCOME TO INTEREST PAID	6.36	times	2.12	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.12	times	1.93	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.53	times	1.36	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.13	times	1.01	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.89	times	0.83	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	24.55	%	27.84	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	8.93	%	7.28	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(12.97)	%	37.30	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(3.23)	times	11.17	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	99.99	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.01	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	93.58	%	165.15	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **1** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.17		$ 6.73	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.17		$ 6.73	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 26.70		$ 26.00	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.53	times	0.18	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	12.04	times	0.66	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

MANAGEMENT REPORT

The sales volumes of Jugos del Valle continue showing an important growth. The volume of 27.7 million unit boxes during this quarter represented a growth of 20.9% in respect to the same quarter of the previous year.

The invoiced volume in the domestic market was of 22.0 million boxes, which represents an increase of 14.6%, highlighting the growth in the orangeades segment and carbonated drinks division which was 26.1% and 17.9% respectively.

Regarding exports, the growth in the invoiced volume was of 53.5% in respect to the same quarter of 2001, highlighting the volumes of Brazil, USA, and Venezuela.

In the first quarter of 2002, the consolidated net income of Jugos del Valle of $970.2 million represents an increase of 8.2% over the same quarter of the previous year, and 8.4% in respect to the last quarter of 2001.

The domestic net income increased 4.9% in respect to the first quarter of 2001, highlighting the growth in the beverages segment of 8.5%. There was also an increase in domestic sales of 10.8% in respect to the last quarter of 2001.

Net income in the international market grew 25.5% in respect to the same quarter+ of the previous year, highlighting the growth of 41.0% of the Brazilian sales. In terms of dollars, the growth of this area was 34.4%. Net income in Brazilian Reales increased 71.4%.

The income growth is smaller than the volume growth, due to the fact that the segments of lower unit prices are showing great dynamism in the domestic market.

In addition, the strength of the peso in relation to the Brazilian Real represents less income from the sales made in Brazil, when translated to pesos.

However, the efficiency in the cost management of the manufacture of products has let the Company have more competitive prices, with improvement of gross margins.

The participation of new products in the total income obtained during this quarter was of 10.3%, while the incomes of the international area represented 18.7% of the Company's total income.

The Consolidated Gross Profit generated by Jugos del Valle during the first quarter of 2002 in the amount of $478.1 million represents an increase of 12.7% over the same quarter of the previous year, and the percentage of net sales represents 49.3%, showing an increase of 2 percentage points. It also shows a recuperation of 46.6%, as a result of the implementation of the cost reduction programs and the benefits achieved in the corporate negotiations of the Company's main expenses.

Operating expenses of Grupo Valle expressed as the percentage of net sales represented 41.3%, showing an increase of 2.4 percentage points. In real terms, the operating expenses show a growth of 15.0% in respect to the first quarter of 2001, derived from major variable expenses of sales and distribution associated with the growth of invoiced volume of 20.9%, as well as an increase of the investment in publicity and promotion expenses which has increased 40% in respect to the same quarter of the previous year, focused on the strengthening of our brands and channels.

In relation to the previous quarter, the operating expenses were reduced in the amount of $9.0 million, as a result of the application of the programs for the reduction and control of expenses, notwithstanding the 12.5% growth of the invoiced sales volume.

DIRECTOR REPORT (1)

ANNEX 1

The Company's Operating Results of $77.3 million present a margin increase of 1.9% over the same period of the previous year and represent 8.0% in relation to net income, which show a significant recuperation in relation to the profit of 0.6% of the same quarter of the previous year.

The UAFIR generated during the quarter, in the amount of $113.3 million, represents 11.7% over net sales, this shows an increase of 2.7% to that obtained in the same quarter of the previous year.

The Total Financing cost presents a favorable effect of $2.5 million, representing 0.3% over net sales versus 2.4% of the same quarter of 2001, representing a reduction of $23.9 million in real terms, due mainly to the decrease of interest net expenses derived from the payment of bank liabilities and interest rates, as well as the favorable stock exchange rates.

The income tax provisions include an effect of $4.5 million of deferred taxes as a result of the application of Bulletin D-4.

Derived from the aforementioned factors, the Majority Net Results of Jugos del Valle in the first quarter of 2002 show a profit of $51.2 million, representing 5.3% over net sales, showing an increase of 2.2% in the net profit obtained in the first quarter of the previous year. In real terms, the Majority Net Results of this quarter show an increase of $31.2 million versus the same quarter of the previous year, representing an increase of 157%.

In reference to the Company's financial situation, we continue with favorable financial indicators obtained at the closing of 2001; the accounts and inventory show a slight growth, due to the increase from 42 to 45 days of accounts payable, and the reduction of inventory rotation from 5.16 to 4.71 times, this is influenced by some strategic purchases of anticipated volumes.

The Company maintains a liquidity of 1.53 times, the 0.75 leverage level (without considering the effect of D-4) and the short term bank liabilities represent 46.6% of the total bank liabilities versus 45.2% of December, 2001.

The payment of interests (Ebitda at net interest) for the last twelve months increased from 5.94 to 8.18 times, the same indicator observed in the quarter (3 months) increased to 11.35 times, and the percentage represented by the interest paid in relation to the total liability with cost, was reduced from 12.94% to 10.39%.

The Ebitda indicators, Profitability (Net Profit to Net Sales), and Productivity (Net Profit to Shareholders' Equity) observed in the last twelve months also confirm the continuity of the growth of operative results when Ebitda increased from 9.38% to 9.43%, Profitability from 0.82% to 1.85%, and Productivity from 2.13% to 4.44%.

At the beginning of March, the Company acquired the operation of its main domestic distributor, which will contribute to the improvement of profitability and strategic control of the market.

The Company has also put in effect a project for the growth of installed capacity with the highest technology in the Tepotzotlan, Edo de México, and Tijuana, Baja California plants, this guarantees a continuity of the Company's growth and the generation of additional savings for the operation.

In conclusion, Jugos del Valle has continued with its sustained growth rate in sales and with its expansion and diversification of products and market strategy, implementing a series of actions that have substantially improved the gross margin of its products. In addition, the Company continues with the programs of reduction and control of fixed expenses that have permitted a gradual increase of its operative profit margins, and it has decided to invest part of these benefits to increase its investment in publicity and promotion expenses, focused mainly on the strengthening of brands and channels.

DIRECTOR REPORT (1)

ANNEX 1

Finally, the strengthening of its domestic operative margins, complemented with the consolidation and generation of positive results in the international area, where the Brazil participation is highlighted, as it has become the indisputable leader of participation in the segment of juices, ready to drink fruit drinks, will undoubtedly contribute to the Company's improvement of profitability and value, as this presents an ample and more diversified base for business.

LIC. ROBERTO ALBARRÁN CAMPILLO
CEO

NOTA 1: PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

Los estados financieros que se acompañan fueron preparados de conformidad con principios de contabilidad generalmente aceptados. A continuación se resumen las políticas de contabilidad más importantes utilizadas por la Compañía para la preparación de sus estados financieros:

a) Bases de preparación de los estados financieros y valuación de la inversión en subsidiarias-

- Los estados financieros no consolidados adjuntos, han sido elaborados con el propósito de dar cumplimiento a diversas disposiciones legales y estatutarias, presentando la inversión de JUVASA en subsidiarias valuadas a través del método de participación, el cual consiste en reconocer como valor de la inversión la parte proporcional del capital contable actualizado de las subsidiarias, correspondiente a la tenencia accionaría. Con este procedimiento se igualan el capital contable y los resultados del ejercicio de los estados financieros consolidados y no consolidados.

- La Administración de la Compañía ha preparado estados financieros consolidados de JUVASA y subsidiarias al 31 de marzo de 2002 y 2001, los cuales son emitidos en esta misma fecha.

- El exceso del costo sobre el valor neto en libros de subsidiarias, generado por la adquisición de Compañías subsidiarias, se amortiza en un plazo de 15 años a partir de la fecha de adquisición y se actualizan utilizando factores derivados del Índice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México.

Utilidad (pérdida) integral-

A partir del 1° de enero de 2001, se encuentra en vigor el Boletín B-4 "Utilidad Integral", emitido por el Instituto Mexicano de Contadores Públicos, A.C., que establece las reglas de presentación y revelación de la utilidad integral y de sus componentes.

El efecto de la adopción de este nuevo pronunciamiento se presenta en el estado de variaciones en el capital contable como utilidad (pérdida) integral, y adicionalmente para cumplir con las disposiciones de este nuevo Boletín, se reestructuró dicho estado por el año 2000.

El importe de la utilidad (pérdida) integral que se presenta en el estado de variaciones en el capital contable, es el resultado de la actuación total de la Compañía durante el año y está representado por la utilidad neta, más el efecto inicial de la adopción del Boletín D-4 "Impuesto sobre la renta diferido", los efectos del resultado por tenencia de activos no monetarios y el efecto de conversión de los estados financieros de entidades extranjeras que, de conformidad con los principios de contabilidad aplicables, se llevaron directamente al capital contable.

b) Reconocimiento de los efectos de la inflación-

- Los estados financieros están expresados en miles de pesos de poder adquisitivo del 31 de marzo de 2002, para lo cual se aplicaron factores derivados del INPC.

- El capital social, las utilidades acumuladas, la prima en emisión de acciones y el efecto acumulado de impuesto sobre la renta diferido incluyen sus efectos de actualización, los cuales se determinan aplicando factores derivados del INPC. Esta actualización representa la reserva necesaria para mantener en pesos de valor constante dichos conceptos.

- El exceso en la actualización del capital corresponde básicamente a la utilidad acumulada por tenencia de activos no monetarios, la cual representa la diferencia entre el valor de los activos no monetarios actualizados mediante costos específicos y el determinado utilizando factores derivados del INPC. A partir de 1998, se incluyen los efectos de conversión de entidades extranjeras de acuerdo a las disposiciones del Boletín B-15, emitido por el Instituto Mexicano de Contadores Públicos, A.C.

- La ganancia por posición monetaria incluida en el costo integral de financiamiento, representa el efecto que ha producido la inflación sobre el neto de los activos y pasivos monetarios. Los activos monetarios producen una pérdida y los pasivos monetarios una utilidad.

c) Inventarios y costo de ventas-

- Los inventarios están valuados a costo de reposición, que no exceden su valor neto de realización, excepto los inventarios de azúcar que se encuentran valuados a precios preferenciales de acuerdo a los acuerdos establecidos.

- El costo de ventas se encuentra actualizado a pesos constantes con base a costos de reposición.

d) Propiedades, planta y equipo-

- Se registran a su valor actualizado, determinado mediante la aplicación de factores derivados del INPC.

- La depreciación se calcula aplicando el método de línea recta, con base a las vidas útiles remanentes de los activos, determinados por perito valuador independiente.

e) Patentes y marcas-

- Se registran al costo de adquisición y se actualizan utilizando factores derivados del INPC.

- La amortización se calcula aplicando el método de línea recta, considerando el valor actualizado a las tasas máximas autorizadas por la Ley del Impuesto

Sobre la Renta.

f) Inversiones temporales-

- Se valúan al costo de adquisición, más rendimientos devengados, el cual no excede a su valor de mercado.

g) Utilidad básica por acción ordinaria-

- La utilidad básica por acción ordinaria se calcula dividiendo la utilidad neta entre el promedio ponderado de acciones ordinarias en circulación durante los años terminados al 31 de marzo de 2002 y 2001.

h) Obligaciones laborales-

- Las primas de antigüedad y el plan de retiro voluntario, se reconocen como costos durante los años de servicio del personal. Los costos se calculan por actuarios independientes, con base en el método de crédito unitario proyectado utilizando tasas de descuentos netas.

- Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en los resultados del año en que son exigibles.

i) Impuesto sobre la renta y participación de los trabajadores en las utilidades diferidos-

- A partir del 1° enero de 2000, la Compañía aplicó los lineamientos establecidos en el Boletín D-4 "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad", emitido por el Instituto Mexicano de Contadores Públicos.

j) Transacciones y valuación de saldos en moneda extranjera-

- Las transacciones en moneda extranjera, se registran al tipo de cambio vigente a la fecha en que éstas se realizan. Los activos y pasivos se actualizan al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a resultados.

k) Reconocimiento de ingresos-

- Los ingresos y sus costos relativos, se reconocen en el período en que se transfieren los riesgos y beneficios de los inventarios a los clientes que los adquieren, lo cual generalmente ocurre cuando se entregan dichos inventarios en cumplimiento de sus pedidos.

l) Reserva para recompra de acciones-

- De conformidad con la Ley del Mercado de Valores, la Compañía constituyó una reserva de capital proveniente de las utilidades acumuladas, denominada Reserva para Recompra de Acciones, con el objeto de fortalecer la oferta y la demanda de sus acciones en el Mercado de Valores. Las acciones que con motivo

de la adquisición temporal sean retiradas del mercado, serán consideradas como acciones en tesorería.

m) Uso de estimaciones-

- La preparación de los estados financieros de conformidad con principios de contabilidad generalmente aceptados, requiere que la Administración efectúe estimaciones y suposiciones que afectan las cifras reportadas de activos y pasivos; así como la revelación de los activos y pasivos contingentes a la fecha de los estados financieros. Los resultados que sean obtenidos podrían diferir de dichas estimaciones.

n) Nuevos pronunciamientos:

Efectivo-

A partir del 1° de enero de 2001 se encuentra en vigor el Boletín C-1 "Efectivo" emitido por el Instituto Mexicano de Contadores Públicos, A.C. que establece las reglas de valuación, presentación y revelación del efectivo y sus equivalentes. Asimismo, las disposiciones normativas contenidas en el Boletín de referencia se han aplicado en la preparación de los estados financieros al 31 de marzo de 2002 y 2001 y corresponden a las prácticas contables seguidas por la Compañía con anterioridad al pronunciamiento contable de referencia.

Instrumentos financieros-

A partir del 1 de enero de 2001 se encuentra en vigor el Boletín C-2 "Instrumentos Financieros" emitido por el Instituto Mexicano de Contadores Públicos, A.C. que establece las reglas de valuación, presentación y revelación en la información financiera que deben seguir los emisores o inversionistas de instrumentos financieros. Los estados financieros al 31 de marzo de 2002 y 2001, observan las disposiciones normativas de dicho pronunciamiento; sin embargo, la Compañía ha seguido la práctica de no realizar operaciones con instrumentos financieros derivados con carácter especulativo.

Pasivo, provisiones, activos y pasivos contingentes y compromisos-

En noviembre de 2001, se publicó el Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes, y Compromisos", emitido por el Instituto Mexicano de Contadores Públicos, A.C., con vigencia a partir del 1° de enero de 2003, el cual establece las reglas de valuación, presentación y revelación de los pasivos y provisiones, de los activos y pasivos contingentes, así como las reglas de revelación de los compromisos contraídos. A la fecha de emisión de estos estados financieros, no se han determinado los posibles efectos relativos al reconocimiento de las disposiciones normativas del Boletín de referencia.

Activos intangibles-

En enero de 2002, se publicó el Boletín C-8 "Activos intangibles" emitido por el Instituto Mexicano de Contadores Públicos, A.C., con vigencia a partir del 1° de enero de 2003, el cual establece las reglas de valuación, presentación y

revelación de los activos intangibles. A la fecha de emisión de estos estados financieros, no se han determinado los posibles efectos relativos al reconocimiento de las disposiciones normativas del Boletín de referencia.

NOTA 3 : CRÉDITOS BURSÁTILES

Al 31 de Marzo de 2002, la empresa no tenía contratados Créditos Bursátiles

NOTA 4 : COMPROMISOS Y CONTINGENCIAS

Al 31 de Marzo de 2002, se tienen los siguientes compromisos y contingencias:

1. Jugos del Valle, S.A. de C.V. esta avalando un crédito refaccionario a su subsidiaria Sucos del Valle Do Brasil, LTDA por un monto de $14,083,873 reales con vencimiento al 5 de Enero de 2006, el crédito fue contratado a un plazo de 6 años, incluyendo un año de gracia a una tasa preferencial denominada TJLP, más un spread de 5 puntos.

2. El 8 de junio de 2001 JUVASA fue demandada por el Congreso de la Unión y otras autoridades, las cuales pretenden el pago de una participación de utilidades a los trabajadores (PTU) correspondiente a 1999 por un importe de $54,210. Toda vez que dicho pago de PTU no procede por tratarse de ingresos correspondientes a una devolución de IVA, la Compañía interpuso demanda de amparo el 2 de julio de 2001. Finalmente el 1° de abril de 2002 las autoridades dictaron sentencia en primera instancia a favor de JUVASA, por lo que la Administración de la Compañía considera que dicha demanda no procede.

3. Grupo Embotellador del Valle, S.A. de C.V. (Subsidiaria de Promotora Jugos del Valle, S.A. de C.V.) tiene diversas contingencias laborales y federales provenientes del ejercicio de 1998 y ejercicios anteriores, a esta fecha no es posible determinar de manera exacta el valor de las contingencias de referencia, así mismo el tiempo que tomará agotar todas las instancias administrativas y judiciales a las que se encuentran sujetas. Sin embargo, tales contingencias han sido reconocidas por la Familia Guajardo (antiguos dueños) y asumen cualquier responsabilidad de pago derivada de cualquier reclamación o litigio, este acuerdo fue firmado el 3 de enero de 2001. A la fecha no se han firmado aún las garantías respectivas, aun cuando de modo informal, se ha desarrollado (a través de diversas gestiones) un sistema de garantías entre la Familia Guajardo y la Compañía.

4. Con fecha 12 septiembre de 2001, la compañía Jugos del Valle, S.A. de C.V., estableció un Programa de Europapel Comercial, por un monto de US $50,000,000 de dólares con un plazo de 90 a 360 días, habiendo emitido a la fecha una primera serie de US $16,000,000 de dólares a un plazo de 181 días. El 12 de marzo del 2002 fue liquidada esta primera emisión.

NOTA 5: CAPITAL CONTABLE

CAPITAL CONTABLE	NOMINAL	ACTUALIZACION	TOTAL
CAPITAL SOCIAL	57,714	297,772	355,486
PRIMA EN COLOCACION DE ACCIONES	73,774	180,995	254,769
UTILIDAD(PERDIDA) ACUMULADA	815,509	307,669	1,123,178
RESULTADOS ACUMULADOS	784,450	288,850	1,073,300
RESERVA LEGAL	31,059	18,819	49,878
	815,509	307,669	1,123,178
RESERVA PARA ADQUISICION DE ACCIONES	22,074	57,621	79,695
EXCESO O INSUFICIENCIA EN LA ACT DEL CAPITAL	14,369	36,484	50,853
EFECTO ACUMULADO DE IMPUESTOS DIFERIDOS	(309,971)	(48,007)	(357,978)
	(295,602)	(11,523)	(307,125)
RESULTADO DEL EJERCICIO	48,768	2,432	51,200
TOTAL	722,237	834,966	1,557,203
PARTICIPACION MINORITARIA:	6,288	2,642	8,930
TOTAL CAPITAL CONTABLE CONSOLIDADO:	728,525	837,608	1,566,133

NOTA 08 : IMPUESTOS DIFERIDOS

El resultado contable difiere del resultado fiscal debido principalmente al efecto de diferencias permanentes, básicamente en partidas incluidas en el estado de resultados para reflejar los efectos de la inflación y diferencias temporales (no representativas), que afectan contablemente y fiscalmente en distintos ejercicios.

De acuerdo con la legislación fiscal vigente, las empresas deben pagar el impuesto que resulte mayor entre el ISR y el IMPAC. Ambos impuestos reconocen los efectos de la inflación, aunque en forma diferente de los Principios de Contabilidad Generalmente Aceptados. La Ley del IMPAC establece un impuesto del 1.8% *sobre los activos actualizados, inventarios, propiedades, planta y* equipo, deducidos de algunos pasivos.

Como resultado de las modificaciones a la ley del ISR aprobadas el 1° de enero de 2002, la tasa de ISR actual del 35% se reducirá anualmente a partir del 2003 hasta que la tasa nominal sea del 32% en el 2005.

NOTA 12 : RESULTADOS NETOS MENSUALES

JUGOS DEL VALLE, S.A. DE C.V.

	Resultados Netos ACUMULADOS		Resultados Netos del EJERCICIO MENSUAL		Resultados Netos EJERC. ACUMULADO		
MES	NOMINAL	ACTUALIZADO	NOMINAL	ACTUALIZADO	ACTUALIZ	DE ORIGEN	AL CIERRE
ENE.'02	1,127,569	1,136,589	18,949	19,035	18,435	354.662	356.247
FEB.'02	1,133,663	1,139,558	15,413	15,169	33,604	354.434	356.247
MAR.'02	1,186,616	1,202,873	17,596	17,596	51,200	356.247	356.247
ABR.'01	1,105,145	1,124,267	9,405	9,794	60,994	342.098	356.247
MAY.'01	1,104,950	1,126,504	6,774	7,038	68,032	342.883	356.247
JUN.'01	1,105,592	1,128,913	(7,122)	(7,382)	60,650	343.694	356.247
JUL.'01	1,105,675	1,131,870	(37,518)	(38,989)	21,661	342.801	356.247
AGT.'01	1,106,036	1,131,458	(1,448)	(1,496)	20,165	344.832	356.247
SEP.'01	1,106,036	1,143,624	16,588	16,979	37,144	348.042	356.247
OCT.'01	1,106,036	1,149,928	(8,858)	(9,027)	28,118	349.615	356.247
NOV.'01	1,106,036	1,154,905	8,761	8,893	37,011	350.932	356.247
DIC.'01	1,106,036	1,154,684	30,806	31,228	68,238	351.418	356.247

STOCK EXCHANGE CODE: **VALLE** QUARTER: **1** YEAR: **2002**
JUGOS DEL VALLE, S.A DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 ASESORES Y PROMOTORES DEL MERCADO, S.A. DE C.V.	PREST DE SERV DE DISTRIB Y VTA DE PROD.	449,996	99.99	450	5,071
2 COMERCIALIZADORA VALVITA, S.A. DE C.V.	FAB VENTA DE SALSA DE TOMATE	6,354,202	99.99	20,316	21,904
3 INMOBILIARIA JUVASA, S.A. DE C.V.	COMPRA-VENTA DE OPERAC DE MUEBLES E INM	49	98.00	49	167
4 JUGOS DEL VALLE USA, INC	COMPRA Y VTA DE JUGOS Y NECT DE FRUTA	19,960	99.99	15,824	(7,426)
5 HOLDINBRAS PARTICIPACOES, LTDA Y SUBSIDIARIA	FAB, COMPRA VTA DE JUGOS Y NECT DE FRUT	52,669,678	99.99	290,547	51,300
6 PROMOTORA JUGOS DEL VALLE, S.A. DE C.V. Y SUBS	PROD. VTA Y DIST. DE BEB CARB.	153,383	100.00	152,574	64,469
7 JUGOS DEL VALLE ESPAÑA, S.L	COMPRA Y VTA DE JUGOS Y NECT DE FRUTA	2,533	99.99	693	(1,319)
8 CODEMEXICO, S.A. DE C.V.	FABRICACION DE LACTO BASILOS	10,297,274	75.33	10,297	4,666
9 GRUPO ALIMENTOS MEXICANOS,S.A. DE C.V.	PREST. DE SERV. ADMON Y FINANC.	100,000	66.67	100	965
TOTAL INVESTMENT IN SUBSIDIARIES				**490,850**	**139,797**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**139,797**

NOTES

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **1** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	32,414	6,546	25,868	55,018	11,443	69,443
MACHINERY	536,930	144,713	392,217	966,673	282,509	1,076,381
TRANSPORT EQUIPMENT	102,839	53,793	49,046	75,068	34,117	89,997
OFFICE EQUIPMENT	18,737	6,772	11,965	19,592	12,267	19,290
COMPUTER EQUIPMENT	75,087	58,567	16,520	58,022	18,981	55,561
OTHER	55,814	16,314	39,500	101,670	38,163	103,007
DEPRECIABLES TOTAL	**821,821**	**286,705**	**535,116**	**1,276,043**	**397,480**	**1,413,679**
NOT DEPRECIATION ASSETS						
GROUNDS	4,728	0	4,728	11,821	0	16,549
CONSTRUCTIONS IN PROCESS	57,643	0	57,643	24,377	0	82,020
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**62,371**	**0**	**62,371**	**36,198**	**0**	**98,569**
TOTAL	**884,192**	**286,705**	**597,487**	**1,312,241**	**397,480**	**1,512,248**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BITAL	29/04/2002	11.49	7,830	0	0	0	0	0	0	0	0	0	0	0	0	0
BAJIO	29/04/2002	11.05	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	24/10/2002	11.25	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ITAU-BNDS EXIM	15/03/2004	8.50	0	0	0	0	0	0	0	0	0	0	8,240	0	0	0
MIFEL	20/06/2002	11.75	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	15/04/2002	11.75	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	07/08/2002	11.33	40,000	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
SIMPLE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
QUADRUM	30/12/2002	10.73	4,286	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	30/07/2003	11.23	16,000	6,667	0	0	0	0	0	0	0	0	0	0	0	0
P.N.C. BANK	02/05/2003	2.93	0	0	0	0	0	0	0	0	0	639	320	0	0	0
RABOBANK	18/05/2004	2.60	0	0	0	0	0	0	0	0	0	2,250	2,250	1,125	0	0
BANAMEX	12/06/2007	5.31	0	0	0	15,050	15,050	15,050	15,050	18,811	0	0	0	0	0	0
REFACCIONARIO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
BNDES	15/01/2006	11.00	0	0	0	0	0	0	0	0	0	8,399	8,399	8,399	8,399	20,532
ITAU-BNDS FINAME	15/08/2006	9.50	0	0	0	0	0	0	0	0	0	0	204	0	0	0
ARRENDAMIENTO FINANCIEROS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2002	12.44	2,444	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/01/2003	12.44	156	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/06/2003	12.44	3,083	876	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/09/2003	12.44	265	154	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/05/2003	11.94	5,149	956	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/09/2004	11.94	268	477	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/09/2004	11.94	645	1,150	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.94	239	498	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.94	296	615	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.94	158	327	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
MIFEL	01/12/2004	11.94	38	79	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.94	632	1,311	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.94	141	290	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/02/2005	11.94	165	373	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/02/2005	11.94	59	142	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/04/2004	11.71	654	1,281	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/07/2004	11.71	72	160	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/08/2004	11.71	119	199	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/09/2004	11.71	134	325	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/10/2004	11.71	175	455	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/11/2004	11.71	44	116	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/02/2005	11.71	77	229	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/03/2005	11.71	91	279	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/03/2005	11.71	41	130	0	0	0	0	0	0	0	0	0	0	0	0
PRENDARIO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
SUDAMEIS	11/06/2002	22.88	0	0	0	0	0	0	0	0	7,403	0	0	0	0	0
BILBAO VIZCAYA	29/04/2002	23.14	0	0	0	0	0	0	0	0	5,764	0	0	0	0	0
BCN	05/04/2002	25.37	0	0	0	0	0	0	0	0	7,687	0	0	0	0	0
ABC	01/04/2002	26.87	0	0	0	0	0	0	0	0	7,687	0	0	0	0	0
ITAÚ	10/04/2002	26.53	0	0	0	0	0	0	0	0	228	0	0	0	0	0
SINDICADO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA	31/05/2005	5.58	0	0	0	0	0	0	0	0	0	63,209	63,209	63,209	63,209	63,207
TOTAL BANKS			**223,261**	**17,089**	**0**	**15,050**	**15,050**	**15,050**	**15,050**	**18,811**	**28,769**	**74,497**	**82,622**	**72,733**	**71,608**	**83,739**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
MATERIALES			403,534	0	3,971	0	0	0	0	0	50,848	0	0	0	0	0
REFACCIONES			0	0	30,666	0	0	0	0	0	0	0	0	0	0	0
ACTIVO FIJO			0	0	-3,802	0	0	0	0	0	0	0	0	0	0	0
FLETEROS			31,879	0	0	0	0	0	0	0	445	0	0	0	0	0
TOTAL SUPPLIERS			**435,413**	**0**	**30,835**	**0**	**0**	**0**	**0**	**0**	**51,293**	**0**	**0**	**0**	**0**	**0**
DIVERSAS PROVISIONES			90,561	0	0	0	0	0	0	0	25,624	0	24	0	0	33,395
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**90,561**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**25,624**	**0**	**24**	**0**	**0**	**33,395**
			749,235	**17,089**	**30,835**	**15,050**	**15,050**	**15,050**	**15,050**	**18,811**	**105,686**	**74,497**	**82,646**	**72,733**	**71,608**	**117,134**

NOTES

EL TIPO DE CAMBIO OFICIAL ES DE $ 9.0298

STOCK EXCHANGE CODE: **VALLE** QUARTER: **1** YEAR: **2002**
JUGOS DEL VALLE, S.A DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	7,318	66,782	12,535	115,139	181,921
OTHER	0	0	0	0	0
TOTAL	**7,318**	**66,782**	**12,535**	**115,139**	**181,921**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	6,145	55,861	0	0	55,861
INVESTMENTS	94	849	606	5,580	6,429
OTHER	86	795	1	5	800
TOTAL	**6,325**	**57,505**	**607**	**5,585**	**63,090**
NET BALANCE	**993**	**9,277**	**11,928**	**109,554**	**118,831**
FOREING MONETARY POSITION					
TOTAL ASSETS	**58,943**	**532,240**	0	0	**532,240**
LIABILITIES POSITION	**75,190**	**678,953**			**678,953**
SHORT TERM LIABILITIES POSITION	29,997	270,871	0	0	270,871
LONG TERM LIABILITIES POSITION	45,193	408,082	0	0	408,082
NET BALANCE	**(16,247)**	**(146,713)**			**(146,713)**

STOCK EXCHANGE CODE: **VALLE** QUARTER: **1** YEAR: **2002**
JUGOS DEL VALLE, S.A DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

NOTES

LOS TIPOS DE CAMBIO QUE SE UTILIZARON FUERON:

MONEDA-REALES (TIPO DE CAMBIO A DOLARES) .42562

MONEDA-EUROS (TIPO DE CAMBIO A DOLARES) .87520

TIPO DE CAMBIO OFICIAL EN DOLARES ES DE $ 9.0298

STOCK EXCHANGE CODE:**VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **1** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	2,209,338	1,442,285	418,160	0.92	3,847
FEBRUARY	1,200,048	1,598,277	398,229	0.06	(239)
MARCH	1,275,269	1,681,382	406,113	0.51	2,071
ACTUALIZATION:	0	0	0	0.00	14
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	2,610
OTHER	0	0	0	0.00	0
TOTAL					**8,303**

NOTES

CIAS EXTRANJERAS:

JUGOS DEL VALLE USA, INC.
HOLDINBRAS PARTICIPACOES, LTDA.
JUGOS DEL VALLE ESPAÑA, S.L.

STOCK EXCHANGE CODE: QUARTER: YEAR:
JUGOS DEL VALLE, S.A DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

STOCK EXCHANGE CODE: **VALLE** QUARTER: **1** YEAR: **2002**
JUGOS DEL VALLE, S.A DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA TEPOTZOTLAN	FAB. Y VTA DE JUGOS, NECT.Y BEBIDAS DE FRUTA	19,779	76
PLANTA ZACATECAS	FAB. Y VTA DE JUGOS, NECT.Y BEBIDAS DE FRUTA	2,275	89
PLANTA TIJUANA	FAB Y VENTA DE NARANJADAS	3,304	38
PLANTA ENSENADA	FAB Y VENTA DE SALSA DE TOMATE	673	4
PLANTA BRASIL	FAB Y VENTA DE JUGOS Y NECTARES	5,859	69
PLANTA AZCAPOTZALCO	FAB Y VENTA DE BEBIDAS CARBONATADAS	7,114	39
PLANTA MONTERREY	FAB Y VENTA DE BEBIDAS CARBONATADAS	2,994	67
PLANTA TEPEJI DEL RIO	FAB Y VENTA DE PRODUCTOS LACTEOS	64	64
PLANTA FLORIDA 7	FAB Y VENTAS DE JUGOS, NECTARES Y NARANJADAS	5,430	43
PLANTA ZACATECAS (PULPAS)*	FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA	6,264	46
PLANTA VERACRUZ (PULPAS)*	FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA	991	3

NOTES

CAPACIDAD INSTALADA EN CAJAS ESTANDAR DE 24 PZAS DE 8 OZ C/U
*CAPACIDAD EXPRESADA EN MILES DE KILOS DE PULPA CONCENTRADA.

STOCK EXCHANGE CODE: **VALLE** QUARTER: **1** YEAR: **2002**
JUGOS DEL VALLE, S.A DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
PULPAS, JUGOS Y FRUTAS	CITROFRUT,CONFRUTTA ,VALLE RED	PULPAS	CONSERVERA PENZTKE	SI	16.00
			CORP. ACONCAGUA JR. WOOD		
AZUCAR	COPROBAMEX			SI	2.70
FRUCTUOSA	ALMEX, S.A.			SI	5.00
BOTELLAS	COMPAÑIA VIDRIERA, S.A. DE C.			SI	10.70
	SILICES DE VERACRUZ, S.A. DE				
BOTES	FAMOSA Y VAN CAN			SI	6.40
TAPAS	FAMOSA, VAN CAN WHITE CAP		TEICH ALUMINIUM COMBIBLOC	SI	11.80
PAPEL	TETRAPAK	PAPEL	COMBIBLOC, TETRAPAK	SI	10.90
		POLIETILENO ALTA DENSIDAD	CHEMTEX	SI	1.90
OTROS					14.50

NOTES

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES	16,563	372,262	8,585	426,288	35.40	VALLE REDONDO	ALM. AURRERA
						BOTELLIN	GIGANTE, S.A.
						FRUTSI	
BEBIDAS DE FRUTA	3,570	49,052	4,384	156,535	26.20	BEBERE	COMERCIAL MEXICAN/
						TROPICANA	GRATEL DISTRIBUCIOI
NARANJADAS	4,466	51,144	4,459	89,912	16.80	BARRILITOS	CADENA COM OXXO
REFRESCOS	4,793	48,228	4,480	95,535		VALLE FRUT	CASA LEY
VALVITA	24	1,418	104	5,954		VAL VITA	TIENDA ISSTE
KULTAI	41	2,541	34	3,403		KULTAI	NUEVA WAL MART DE
							GRATEL QUERETARO
PULPAS Y CONCENT. (KILOS)	2,909	17,233	4	47		FLORIDA 7	MULLINS
							WAL MART DE MEXICC
							GRUPO CIFRA
OTROS				10,604			
TOTAL		541,878		788,278			

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES			737	31,501	USA	VALLE REDONDO	WAL- MART/FOOD 4 LE
REFRESCOS			281	7,679	USA	VALLE REDONDO	WAL- MART/FOOD 4 LE
BEBIDAS DE FRUTAS			28	916	USA	VALLE REDONDO	WAL- MART/FOOD 4 LE
JUGOS Y NECTARES			3,913	115,139	BRASIL	VALLE REDONDO	AROUCA R VENDING
JUGOS Y NECTARES			443	18,258	VENEZUELA	VALLE REDONDO	ALIMENTOS CALIFORN
JUGOS Y NECTARES			52	2,142	PUERTO RICO	VALLE REDONDO	GENERAL CANDY
JUGOS Y NECTARES			47	1,844	JAMAICA	VALLE REDONDO	CARI MED LIMITED
JUGOS Y NECTARES			36	785	ECUADOR	VALLE REDONDO	OTELO
JUGOS Y NECTARES			24	782	ARUBA	VALLE REDONDO	ROMAR TRADING CO. I
JUGOS Y NECTARES			18	670	CANADA	VALLE REDONDO	QUE PASA MEXICAN F(
JUGOS Y NECTARES			11	365	PANAMA	VALLE REDONDO	CALOX PANAMEÑA
JUGOS Y NECTARES			10	285	BELICE	VALLE REDONDO	MAJIL MEXICAN PRODI
JUGOS Y NECTARES			7	198	TRINIDAD Y TOBAGO	VALLE REDONDO	FINELINE DISTRIBITO
JUGOS Y NECTARES			5	182	CUBA	VALLE REDONDO	C.I. NEGINTER DE CO
JUGOS Y NECTARES			3	119	JAPON	VALLE REDONDO	METO CORPORATION
JUGOS Y NECTARES			4	117	ST MARTEEN	VALLE REDONDO	ST MARTEEN SUPER F
JUGOS Y NECTARES			3	107	ISLAS CANARIAS	VALLE REDONDO	SOTABAC SOCORRO T
JUGOS Y NECTARES			3	113	BARBADOS	VALLE REDONDO	F RICH TRADING COMI
JUGOS Y NECTARES			3	89	SURINAM	VALLE REDONDO	KING´S ENTERPRISES
JUGOS Y NECTARES			2	63	CURACAO	VALLE REDONDO	UNITED DISTRIBUTOR:
JUGOS Y NECTARES			1	32	HONDURAS	VALLE REDONDO	ISTRIBUIDORA COMER
BEBIDAS DE FRUTA			3	78	BELICE,CANADA,IS LAS	VALLE REDONDO	VARIOS
NARANJADAS			5	76	BELICE, ARUBA	VALLE REDONDO	MAJIL MEXICAN PRODI
PULPAS			7	381	SALVADOR	VALLE REDONDO	INDUSTRIAS CRISTAL
TOTAL				181,921			

NOTES

EL VOLUMEN DE LAS VENTAS DE JUGOS Y NECTARES SE ENCUENTRAN EXPRESADAS EN CAJAS ESTANDAR Y LAS PULPAS SE ENCUENTRAN EXPRESADAS EN KILOGRAMOS.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 2,578,226

Number of shares Outstanding at the Date of the NFEA: (Units) — 58,322,508

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002 — 2,613,907

Number of shares Outstanding at the Date of the NFEA: (Units) — 0

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2001**

	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001**	0
Number of Shares Outstanding at the Date of the NFEAR: (Units)	58,322,508

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2002	0
Number of shares Outstanding at the Date of the NFEAR (Units)	58,322,508

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2001	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **1** YEAR **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	58,322,508			58,322,508	57,714	
TOTAL			**58,322,508**	**0**	**0**	**58,322,508**	**57,714**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
58,322,508
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	513,201	4.15353	14.10000

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **1** YEAR **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARCH OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. MARCELA ALCANTARA GUTIERREZ
GERENTE DE ANALISIS E INT DE INF. FINANCIERA

C.P. MARIO MERCADO VARGAS
DIRECTOR CORPORATIVO DE ADMON Y CONTRALORIA

TEPOTZOTLAN, MEX, AT APRIL 25 OF 2002

CLAVE DE COTIZACION: VALLE FECHA: 25/04/200: 16:49

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: JUGOS DEL VALLE, S.A DE C.V.
DO MICILIO: AV. INSURGENTES NO. 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: TEPOTZOTLAN ,MEX
TELEFONO: 5557-97-77
FAX: 5395-63-12 **AUTOMATICO:** X
E-MAIL: mmercado@jvalle.com.mx
DIRECCION DE INTERNET www.jvalle.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: JVA780420DM3
DOMICILIO AV.INSURGENTES NO. 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: TEPOTZOTLAN ,MEX

RESPONSABLE DE PAGO

NOMBRE: C.P. JORGE HERNANDEZ TREJO
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5557-97-77
FAX: 5395-89-18

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE: ING MANUEL ALBARRAN MACOUZET
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5557-97-77
FAX: 5395-89-18
E-MAIL: mam2@jvalle.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: LIC. ROBERTO ALBARRAN CAMPILLO
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.

CLAVE DE COTIZACION: VALLE FECHA: 25/04/200: 16:49

TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	ralbarran@jvalle.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR CORPORATIVO DE FINANZAS Y CONTROL DE GESTION
NOMBRE:	C.P. ANDRES ARCADIO RODRIGUEZ HERRERA
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5757-97-77
FAX:	5395-89-18
E-MAIL:	anrodriguez@jvalle.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR CORPORATIVO DE ADMINISTRACION Y CONTRALORIA
NOMBRE:	C.P. MARIO MERCADO VARGAS
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-63-12
E-MAIL:	mmercado@jvalle.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE ANALISIS E INTEGRACIÓN DE INFORMACIÓN FINANCIERA
NOMBRE:	C.P. MARCELA ALCANTARA GUTIERREZ
DOMICILIO:	AV. INSURGENTES NO. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5899-10-00
FAX:	5899-10-62
E-MAIL:	malcantara@jvalle.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	GERENTE JURIDICO
NOMBRE:	LIC. LAURA VALTIERRA LEON
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	lvaltierra@jvalle.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. ANTONIO FRANCK CABRERA
DOMICILIO:	PASEO DE LAS PALMAS NO. 405 3ER. PISO

CLAVE DE COTIZACION: VALLE FECHA: 25/04/200: 16:49

COLONIA:	COL. LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5540-92-05
FAX:	5540-92-00
E-MAIL:	afranck@fgdr.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR JURIDICO EXTERNO
NOMBRE:	LIC. CHRISTIAN LIPPERT HELGUERA
DOMICILIO:	TORRE OPTIMA AV. PASEO DE LAS PALMAS NO. 405 3ER PIS
COLONIA:	PALMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5540-92-33
FAX:	5540-92-02
E-MAIL:	clippert@fgdr.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	VICEPRESIDENTE CORPORATIVO
NOMBRE:	LIC. EDUARDO MARINO LOPEZ
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	emarino@jvalle.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR CORPORATIVO DE ADMINISTRACION Y CONTRALORIA
NOMBRE:	C.P. MARIO MERCADO VARGAS
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-63-12
E-MAIL:	mmercado@jvalle.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	RELACION CON INVERSIONISTAS
NOMBRE:	ING. ALFREDO HUERTA CHABOLLA
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5676-47-12
FAX:	5676-47-12
E-MAIL:	ahuerta@jvalle.com.mx